Rule 424(b)(2)
                                                    Registration No. 333-60474


PRICING SUPPLEMENT NO. 36 dated January 8, 2003
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:                      52517PTG6

ISIN:                           US52517PTG62

Specified Currency:             US Dollars

Principal Amount:               Up to US$30,000,000.00

                                Total                 Per Note
Issue Price:                    US$30,000,000.00      100%
Agent's Commission:             US$         0.00        0%
Proceeds to Lehman
   Brothers Holdings:           US$30,000,000.00      100%

Agent:                          Lehman Brothers Inc.

Agent's Capacity:               [  ]  As agent        [X ]  As principal  (See
                                                        "Underwriting" below.)

Trade Date:                     January 8, 2003

Original Issue Date:            January 30, 2003

Stated Maturity Date:           January 30, 2013

Amortizing Note:                [  ]  Yes      [X ]  No

Amortization Schedule:          Not applicable

[X ]   Fixed Rate Note

[  ]   Floating Rate Note       [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  J.J. Kenny Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [  ]  Other:  _________________________

Interest Rate per Annum:        Subject to "Interest Accrual" provisions, as
                                described below:

                                * from the Original Issue Date to January 30, 2004, 5.00%;
                                * from January 30, 2004 to January 30, 2006, 6.00%;
                                * from January 30, 2006 to January 30, 2008, 6.50%;
                                * from January 30, 2008 to January 30, 2010, 7.00%;
                                * from January 30, 2010 to January 30, 2012, 8.00%;
                                * from January 30, 2012 to the Stated Maturity Date, 10.00%.

Interest Payment Dates:         Each April 30, July 30, October 30, and
                                January 30, commencing on April 30, 2003.

Interest Accrual:               Interest will accrue on each day on which
                                6-Month LIBOR for the relevant LIBOR
                                Observation Date is within the applicable
                                LIBOR Range.  If the value of 6-Month LIBOR
                                (stated as a percent per annum) on the relevant
                                LIBOR Observation Date is equal to or greater than the applicable LIBOR Range minimum and less than or equal to the applicable LIBOR
                                Range maximum indicated below for LIBOR
                                Observation Dates occurring during the periods indicated, interest will accrue on the Notes for the related day at the applicable Interest
                                Rate per Annum. If, however, the value of 6-Month LIBOR is less than the applicable
                                LIBOR Range minimum or greater than the
                                applicable LIBOR Range maximum on the relevant
                                LIBOR Observation Date, then no interest will accrue on the related day. See "Risk Factors" below for certain relevant considerations.

6-Month LIBOR:                  For any LIBOR Observation Date, the offered
                                rates for deposits in U.S. dollars for a period of six months, commencing on such LIBOR
                                Observation Date, which appears on Moneyline
                                Telerate on page 3750 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that LIBOR
                                Observation Date. If 6-Month LIBOR cannot be determined on a LIBOR Observation Date as described above, then the calculation agent will determine LIBOR based on quotations from reference banks in the manner described in the Prospectus Supplement for deposits in U.S.
                                dollars for a period of six months, commencing on such LIBOR Observation Date.

LIBOR Range:                    Period                   LIBOR Range
                                January 30, 2003-
                                  Stated Maturity        0.00% to 8.00%

LIBOR Observation Date:         With respect to each LIBOR Business Day that
                                does not occur during the LIBOR Suspension
                                Period, that LIBOR Business Day. With respect to each day that is not a LIBOR Business Day not occurring during the LIBOR Suspension
                                Period, the last preceding LIBOR Business Day.
                                With respect to each day occurring during the LIBOR Suspension Period, the LIBOR Observation
                                Date will be the last LIBOR Business Day preceding the first day of such LIBOR
                                Suspension Period.

LIBOR Suspension Period:        The period beginning on the fifth New York
                                Business Day prior to but excluding each Interest Payment Date commencing April 30, 2003
                                (including the Stated Maturity Date).

LIBOR Business Day:             Any day that is a day on which dealings in
                                deposits in U.S. dollars are transacted in the London interbank market.

New York Business Day:          Any day that is not a Saturday or Sunday and
                                that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

Interest Computation:           Interest will be computed on the basis of the
                                actual number of days in the year and the actual number of days elapsed.


"Accrue to Pay":                [  ]  Yes      [X ]  No

Interest Rate
   Calculation Agent:           Citibank, N.A.

Optional Redemption:            The Notes may be redeemed prior to Stated
                                Maturity at the option of Lehman Brothers
                                Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest Payment
                                Date, commencing on July 30, 2003. Notice of redemption will be given not less than five
                                New York Business Days prior to the redemption date.

Optional Repayment:             The holder of the Note may not elect repayment
                                of the Note by Lehman Brothers Holdings prior to Stated Maturity.

Extension of Maturity:          Lehman Brothers Holdings may not extend the
                                Stated Maturity Date of the Note.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated

Depository:                     The Depository Trust Company

Authorized Denominations:       $1,000 or any larger whole multiple

Issuer Rating:                  Long-term senior unsecured debt of Lehman
                                Brothers Holdings is currently rated A by Standard & Poor's, A2 by Moody's Investors
                                Service and A+ by Fitch IBCA.


Risk Factors

An investment in the Notes entails certain risks not associated with an investment in conventional fixed rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. The interest rate of the Notes will be fixed, subject to the "Interest Accrual" provisions as described above. Investors should consider the risk that the Interest Accrual provisions applicable to the Notes may result in less interest being payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings at the same time. Investors should also consider the risk that 6-Month LIBOR, determined on a daily basis, may be less than the LIBOR Range minimum or exceed the LIBOR Range maximum on one or more LIBOR Business Days during the applicable period, in which event no interest will accrue for the related days during the period.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the Interest Accrual provisions applicable to the Notes, the anticipated level and potential volatility of 6-Month LIBOR, the method of calculating 6-Month LIBOR, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments. The level of 6-Month LIBOR depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table, showing the historical level of 6-Month LIBOR in effect for the hypothetical LIBOR Observation Dates listed below, illustrates the variability of that rate:


Historical Levels of 6-Month LIBOR

Hypothetical LIBOR                        Hypothetical LIBOR
Observation Date      6-Month LIBOR       Observation Date      6-Month LIBOR

January 30, 1987      6.250               January 30, 1995      6.688
April 30, 1987        7.375               April 28, 1995        6.375
July 30, 1987         7.250               July 28, 1995         5.875
October 30, 1987      7.688               October 30, 1995      5.875
January 29, 1988      7.000               January 30, 1996      5.250
April 29, 1988        7.562               April 30, 1996        5.562
July 29, 1988         8.625               July 30, 1996         5.875
October 28, 1988      8.625               October 30, 1996      5.562
January 30, 1989      9.500               January 30, 1997      5.688
April 28, 1989        9.938               April 30, 1997        6.000
July 28, 1989         8.625               July 30, 1997         5.781
October 30, 1989      8.438               October 30, 1997      5.781
January 30, 1990      8.312               January 30, 1998      5.625
April 30, 1990        8.875               April 30, 1998        5.812
July 30, 1990         8.062               July 30, 1998         5.750
October 30, 1990      8.062               October 30, 1998      4.979
January 30, 1991      7.125               January 29, 1999      4.971
April 30, 1991        6.312               April 30, 1999        5.042
July 30, 1991         6.312               July 30, 1999         5.705
October 30, 1991      5.375               October 29, 1999      6.120
January 30, 1992      4.250               January 28, 2000      6.232
April 30, 1992        4.250               April 28, 2000        6.731
July 30, 1992         3.625               July 28, 2000         6.882
October 30, 1992      3.562               October 30, 2000      6.721
January 29, 1993      3.375               January 30, 2001      5.362
April 30, 1993        3.312               April 30, 2001        4.302
July 30, 1993         3.500               July 30, 2001         3.698
October 29, 1993      3.438               October 30, 2001      2.171
January 28, 1994      3.375               January 30, 2002      1.989
April 29, 1994        4.750               April 30, 2002        2.120
July 29, 1994         5.188               July 30, 2002         1.861
October 28, 1994      5.938               October 30, 2002      1.619


The historical experience of 6-Month LIBOR should not be taken as an indication of the future performance of 6-Month LIBOR during the term of the Notes. Fluctuations in the level of 6-Month LIBOR make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings intends to treat the Notes as "contingent payment debt instruments." As such, Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment and will, upon written request, provide holders of Notes with a projected payment schedule. Under such characterization, holders of the Notes will accrue original issue discount based on the "comparable yield" of the Notes (generally, the rate at which Lehman Brothers Holdings would issue a fixed rate debt instrument with terms and conditions similar to the Notes), and if the actual payments made on the Notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes. In addition, any gain or loss on the sale, exchange or retirement of the Notes generally will be treated as ordinary income or loss.

Based on the current interest rate environment, Lehman Brothers Holdings estimates that the comparable yield of the Notes would be an annual rate of approximately 4.25%, compounded quarterly. Lehman Brothers Holdings will not determine the actual comparable yield of the Notes, however, until they are issued. Any positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest. Negative adjustments will be treated as follows: (i) first, any negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that the holder's total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years, and
(iii) third, any excess negative adjustments will be carried forward to offset future income or amount realized on disposition.

Holders of Notes can obtain the comparable yield of the Notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings at the following address (which replaces the address provided in the accompanying Prospectus):

                 Controller's Office
                 Lehman Brothers Holdings Inc.
                 745 Seventh Avenue
                 New York, New York 10019
                 (212) 526-7000

By purchasing a Note, a holder agrees to be bound by the determination of Lehman Brothers Holdings of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of Notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the Notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder's original issue discount and adjustments thereto in respect of the Notes and do not constitute a projection or representation regarding the actual amount of the payments on a Note.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see "United States Federal Income Tax
Consequences-Debt Securities- Consequences to United States Holders-Contingent Payment Debt Securities" in the Prospectus.

It is possible that the Notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws.


Certain United States Federal Income Tax Consequences to Non-United States
Holders

The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of Notes as of the date hereof. Except where noted, this summary deals only with Notes that are held as capital assets by a non-United States holder who purchases those Notes upon original issuance at their initial public offering price. A summary of certain United States federal tax consequences that will apply to a United States holder of debt securities is set forth under "United States Federal Income Tax Consequences-Debt Securities-Consequences to United States Holders" in the Prospectus. Such holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 30% for payments made during 2003, 29% for payments made during 2004 and 2005 and 28% for payments made during 2006 through 2010, after which time the rate will revert back to 31% absent Congressional action. To the extent this summary is inconsistent with the summary under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders" in the Prospectus, it replaces that summary.

For purposes of this summary, a holder of Notes is a "United States holder" if it is:

*  a citizen or resident of the United States;
* a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;
* an estate the income of which is subject to United States federal income taxation regardless of its source; or
* a trust if (x) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all of its substantial decisions or (y) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

A "non-United States holder" is a holder of Notes other than a "United States holder."

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date of this Pricing Supplement. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not represent a detailed description of the federal income tax consequences to a non-United States holder in light of such non-United States holder's particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to a non-United States holder if such non-United States holder is subject to special treatment under the United States federal income tax laws (including if such non-United States holder is a "controlled foreign corporation," "passive foreign investment company," "foreign personal holding company" or, in certain circumstances, a United States expatriate). Lehman Brothers Holdings cannot assure non-United States holders that a change in law will not alter significantly the tax considerations that are described in this summary.

If a partnership holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A holder who is a partner of a partnership holding Notes should consult such holder's tax advisors.

Any person who is considering the purchase of Notes should consult such person's own tax advisors concerning the particular United States federal income tax consequences of the ownership of the Notes, as well as the consequences arising under the laws of any other taxing jurisdiction.


United States Federal Withholding Tax

The 30% United States federal withholding tax will not apply to any payment of principal or interest, including original issue discount, on the Notes to a non-United States holder provided that:

* the non-United States holder does not actually or constructively own 10% or more of the total combined voting power of all classes of the voting stock of Lehman Brothers Holdings within the meaning of the Code and applicable United States Treasury regulations;
* the non-United States holder is not a controlled foreign corporation that is related to Lehman Brothers Holdings through stock ownership;
* the non-United States holder is not a bank whose receipt of interest on the Notes is described in Section 881(c)(3)(A) of the Code; and
* either (a) the non-United States holder provides its name and address on an IRS Form W-8BEN (or other applicable form), and certifies, under penalty of perjury, that such non-United States holder is not a United States person or
   (b) such non-United States holder holds its Notes through certain foreign intermediaries and satisfies the certification requirements of applicable United States Treasury regulations.

Special certification rules apply to certain non-United States holders that are entities rather than individuals. If a non-United States holder cannot satisfy the requirements described above, payments of premium, if any, and interest, including original issue discount, made to such non-United States holder will be subject to the 30% United States federal withholding tax, unless such non-United States holder provides Lehman Brothers Holdings with a properly executed:

* IRS Form W-8BEN (or other applicable form) claiming an exemption from, or reduction in, withholding under the benefit of an applicable tax treaty; or
* IRS Form W-8ECI (or successor form) stating that interest paid on the Notes is not subject to withholding tax because it is effectively connected with such non-United States holder's conduct of a trade or business in the United States (as discussed below under "-United States Federal Income Tax").

The 30% United States federal withholding tax generally will not apply to any gain that a non-United States holder realizes on the sale, exchange, retirement or other disposition of Notes.


United States Federal Income Tax

If a non-United States holder is engaged in a trade or business in the United States and premium, if any, or interest, including original issue discount, on the Notes is effectively connected with the conduct of that trade or business, such non-United States holder will be subject to United States federal income tax on that premium or interest on a net income basis (although exempt from the 30% withholding tax, provided certain certification and disclosure requirements discussed above under "-United States Federal Withholding Tax" are satisfied) in the same manner as if such non-United States holder were a United States person, as defined under the Code. In addition, if a non-United States holder is a foreign corporation, such non-United States holder may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the conduct by such non-United States holder of a trade or business in the United States.

A non-United States holder will generally not be subject to United States federal income tax on any gain realized on the disposition of a Note unless:

* the gain is effectively connected with such non-United States holder's conduct of a trade or business in the United States; or
* such non-United States holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.


United States Federal Estate Tax

A non-United States holder's estate will not be subject to United States federal estate tax on Notes beneficially owned by such non-United States holder at the time of its death provided that:

* any payment to such non-United States holder on the Notes would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those Notes would not have been, if received at the time of such non-United States holder's death, effectively connected with the conduct by such non-United States holder of a trade or business in the United States.


Information Reporting and Backup Withholding

If a holder is a non-United States holder of Notes, Lehman Brothers Holdings must report annually to the Internal Revenue Service and to such holder the amount of payments Lehman Brothers Holdings makes to such holder and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which such holder resides under the provisions of an applicable income tax treaty. A non-United States holder will not be subject to backup withholding regarding payments Lehman Brothers Holdings makes to such non-United States holder provided that Lehman Brothers Holdings does not have actual knowledge or reason to know that such non-United States holder is a United States person and Lehman Brothers Holdings has received from such non-United States holder the statement described above in the fourth bullet point under "-United States Federal Withholding Tax."

In addition, a non-United States holder will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a Note made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that such non-United States holder is a United States person, or such non-United States holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.


UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, up to $30,000,000 of the Notes. The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Lehman Brothers Holdings has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.


Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.


Lehman Brothers Holdings Inc.


By:     /s/   Bob Gei
Name:   Bob Gei
Title:  Authorized Officer